Prospectus Supplement No. 3 to Prospectus dated February 14, 2012	Filed pursuant to Rule 424(b)(7) File No. 333-179282

90,470,573 SHARES

DELPHI AUTOMOTIVE PLC

Ordinary Shares

This prospectus supplement relates to the prospectus dated February 14, 2012, as supplemented from to time, which permits the resale of up to an aggregate of 90,470,573 ordinary shares of Delphi Automotive PLC by selling shareholders from time to time at prevailing market prices or at privately negotiated prices.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus. In particular, this prospectus supplement updates the number of shares beneficially owned by Paulson & Co. Inc. (“Paulson”) due to recent sales and adds HFR MA Strategic Master Trust as a selling shareholder under the prospectus following transfers of shares among Paulson affiliated funds in transactions exempt from registration under the Securities Act of 1933, as amended.

You should read this prospectus supplement together with the prospectus, as supplemented from time to time, which is to be delivered with this prospectus supplement.

Our ordinary shares are quoted on the New York Stock Exchange under the symbol “DLPH”. On March 19, 2012, the last reported closing sale price of our ordinary shares was $31.55.

See “Risk Factors” beginning on page 17 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, including under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, to read about factors you should consider before buying ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2012.

The following information amends and supersedes the information regarding the Paulson affiliated funds as selling shareholders, which appears on pages 153 and 154 of the prospectus:

	Shares Beneficially Owned as of March 20, 2012
Name and Address of Beneficial Owner	Number	Percent of Delphi Shares Outstanding	Number of Shares That May Be Offered for Resale
Paulson & Co. Inc. (5)	47,334,758	14.42%	11,120,422

(5)	Represents shares held by various onshore and offshore investment funds and separately managed accounts, including HFR MA Strategic Master Trust, Institutional Benchmarks Series (Master Feeder) Limited Acting Solely in Respect of the Pleione Series, Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd., Paulson Credit Opportunities Master Ltd., Paulson Enhanced Ltd., Paulson International Ltd., Paulson Partners LP, Paulson Partners Enhanced LP, Paulson Recovery Master Fund Ltd. and PP Opportunities Ltd. (collectively, the “Funds”), all of which are affiliated with and managed by Paulson & Co. Inc. (“Paulson”). Paulson is an investment advisor that is registered under the Investment Advisors Act of 1940. In its role as investment advisor, or manager of the Funds, Paulson possesses voting and/or investment power over the ordinary shares owned by the Funds. Because John Paulson is the President and sole Director of Paulson, he may be deemed to have voting and/or investment power over such shares. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, John Paulson and Paulson disclaim beneficial ownership of such securities. The address for the Funds is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, NY, NY 10020.